Exhibit 99.2

DIRECTORS’ INTERESTS

Hill Samuel ESOP Trustees Limited as Trustee of the Company’s Share Incentive Plan (“SIP”) bought 127,170 Mitchells & Butlers plc ordinary shares on 28 June 2006 at £5.063 per share. The balance held by the Trust is now 924,695 shares.

The executive directors of the Company, M.L.Bramley, T.Clarke, A.Hughes and K.Naffah, as potential beneficiaries under the SIP are deemed to be interested in the above purchase.

Victoria Penrice
Head of Secretariat
0121 498 6514